UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41981

LOBO EV TECHNOLOGIES LTD.

(Registrant’s Name)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People’s Republic of China, 214111
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Application of Home Country Practice Rules

This current report on Form 6-K is being filed to disclose the home country rule exemption of LOBO EV Technologies Ltd. (the “Company” or “LOBO”) that it intends to disclose in its annual report on Form 20-F for the fiscal year ended December 31, 2024. As a company incorporated in the British Virgin Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements as follows:

(i)	Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company;

(ii)	Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company;

(iii)	Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and

(iv)	Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein.

Except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

2

Entry into a Material Definitive Agreement

On December 10, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”) pursuant to which the Company shall issue the Investor, at the purchase price of $1,500,000, an unsecured promissory note in the original principal amount of $1,635,000.00 (the “Note”) convertible into ordinary shares, $0.001 par value per share, of the Company (the “Ordinary Share(s)”). In addition, pursuant to the Purchase Agreement, the Company shall issue 850,000 Ordinary Shares (the “Pre-delivery Share(s)”) at par value per share to the Investor.

The Note bears a simple interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”) The Note includes an original issue discount of $120,000.00 along with $15,000.00 for investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 110% of the outstanding balance elected for pre-payment. The Company agrees to file a registration statement on Form F-1 to register the resale of shares converted per the Note and the Pre-delivery Shares.

Under the Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 15% for Major Trigger Event (as defined in the Note) and 10% for Minor Trigger Event (as defined in the Note). In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law.

Upon repayment of the Note by Company in full, the Investor shall within fifteen (15) Trading Days deliver to Company 850,000 Ordinary Shares (equal to the number of the Pre-Delivery Shares) at $0.001 each Ordinary Share. The Note contains a floor price of $1.00 for the possible future conversions into Ordinary Shares. In the event a conversion notice is delivered where the conversion price is less than the floor price, the Investor shall have the right to elect to have the applicable conversion amount paid in cash rather than Ordinary Shares.

On December 13, 2024, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied.

The issuances of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Note, which are attached hereto as Exhibits 99.1 and 99.2.

Financial Statements and Exhibits.

Exhibits

Exhibit No.	Description
99.1	Securities Purchase Agreement dated December 10, 2024
99.2	Convertible Promissory Note dated December 13, 2024

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lobo EV Technologies Ltd.

Date: December 16, 2024	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer

4